

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 29, 2005, Series 2005-3	333-120916

Name of Person Filing the Document
(If Other than the Registrant)




05065524

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: /s/ Mary P. Haggerty
Name: Mary P. Haggerty
Title: Vice President

Dated: August 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

PRIME-0503
Sensitivity

Settle Date: 8/30/2005 US Treasury Curve Date: 6/24/2005

Tranche: A1 (A-1)						
Price	**.00% PSA**	**100.00% PSA**	**300.00% PSA**	**400.00% PSA**	**500.00% PSA**	**PREPAY**
98.250000	5.02	5.07	5.19	5.25	5.31	Yield
98.375000	5.00	5.05	5.15	5.21	5.26	Yield
98.500000	4.98	5.02	5.12	5.17	5.22	Yield
98.625000	4.96	5.00	5.08	5.13	5.17	Yield
98.750000	4.94	4.98	5.05	5.09	5.13	Yield
98.875000	4.92	4.95	5.02	5.05	5.08	Yield
99.000000	4.90	4.93	4.98	5.01	5.04	Yield

PRIME-0503
Sensitivity

Settle Date: 8/30/2005 US Treasury Curve Date: 6/24/2005

Tranche: A2 (A-2)						
Price	**.00% PSA**	**100.00% PSA**	**300.00% PSA**	**400.00% PSA**	**500.00% PSA**	**PREPAY**
99.343750	5.10	5.11	5.14	5.15	5.17	Yield
99.468750	5.08	5.09	5.11	5.11	5.12	Yield
99.593750	5.06	5.07	5.07	5.07	5.08	Yield
99.718750	5.04	5.04	5.04	5.04	5.03	Yield
99.843750	5.02	5.02	5.00	5.00	4.99	Yield
99.968750	5.01	4.99	4.97	4.96	4.95	Yield
100.093750	4.99	4.97	4.94	4.92	4.90	Yield

PRIME-0503
Sensitivity

Settle Date: 8/30/2005 US Treasury Curve Date: 6/24/2005

Tranche: A3 (A-3)						
Price	**.00% PSA**	**100.00% PSA**	**300.00% PSA**	**400.00% PSA**	**500.00% PSA**	**PREPAY**
97.062500	5.72	5.82	6.02	6.13	6.24	Yield
98.187500	5.54	5.59	5.71	5.77	5.83	Yield
99.312500	5.36	5.37	5.40	5.41	5.43	Yield
100.437500	5.19	5.16	5.10	5.06	5.03	Yield
101.562500	5.01	4.94	4.80	4.72	4.65	Yield
102.687500	4.84	4.74	4.51	4.39	4.27	Yield
103.812500	4.68	4.53	4.22	4.06	3.90	Yield